Exhibit 99.1

Gridsum Publishes Letter to Shareholders from CEO

BEIJING, January 8, 2019 — Gridsum Holding Inc. (“Gridsum” or “Company”) (Nasdaq: GSUM), a leading provider of cloud-based big-data analytics and artificial intelligence (“AI”) solutions in China, today announced that Mr. Guosheng Qi, Chief Executive Officer of Gridsum, has issued a Letter to Shareholders, the full text of which follows.

Dear Fellow Shareholders:

2018 was an extremely challenging year for our company. Over the past five years, our main focus has been to drive growth by bringing global best-of-breed big data and AI technology solutions to the emerging enterprise SaaS market and our blue-chip enterprise, government and legal clients in China. From a technology standpoint, we remain among the best companies in the world. However, with the benefit of hindsight, we came to learn that we needed to strengthen our processes and controls over our accounting and financial reporting to keep pace with the company’s successes and growth.

As you may be aware, we have previously provided information on the investigation by our Audit Committee into our accounting processes. This investigation, which was conducted with assistance from external legal and accounting advisors, was concluded in October 2018. In line with its findings and our broader efforts to improve accounting and financial reporting, we have taken a number of initiatives to improve our internal controls.

Our auditor has now completed its audit of our financial statements for the years ended December 31, 2015, 2016 and 2017. As a result of the audit process and our experience with sales and collection trends, we determined that it was appropriate to change our revenue recognition method for certain revenues. In the process, we also identified other adjustments relating to cost accruals, expense cutoff procedures and classification changes, which resulted in restatements of our previously-issued audited consolidated financial statements for the years ended December 31, 2015 and 2016. A summary of these restatements can be found under Note 2(a) of our consolidated financial statements in our 2017 Form 20-F.

With the filing of our 2017 Form 20-F, and the filing of our financial results for the first six months of 2018, we have started to emerge from the most difficult period in our company’s life. We believe we have regained compliance with the SEC filing requirements. We plan to file our results for the last two quarters of 2018, and our 2018 Form 20-F, in the next months, within the statutory time period. We plan to return to quarterly filings after this.

We have always been committed to following high standards of corporate governance and transparency and will continue to do so. We have learned from the experiences described above. Unfortunately, the company has suffered some client and staff defections and a marked slowdown in our momentum. We have, however, continued to invest heavily in research and development. In particular, we continue to see strong potential in sectors where we had already initiated investments that presented substantial opportunities that would have otherwise been lost. As a result, our performance in 2018 and 2019 will be negatively impacted. In terms of net revenues, despite the growth seen in the first half of 2018, we will experience a down year in 2018 based on our preliminary review.

However, we hope that 2019 will be a key year for us to rebuild momentum. We need to focus on driving a recovery in our core marketing automation business against a backdrop of a tough macroeconomic environment as well as the challenges we have faced as a company. We also need to focus on scaling our new and emerging products through our client base. Longer-term, we believe we are well positioned to leverage our strong technical competitive advantages in areas such as Intelligent CRM, legal solutions, IIoT and associated big data and AI-grade data warehousing.

As the company’s largest shareholder, I am fully aware that the company has not performed as well as we expected. I am truly sorry for this. I can only ask for your patience and continued trust in us. Our management team and our technology team remain intact and, more than ever, fully dedicated to regaining momentum and driving the business while remaining cognizant of the critical need for a solid foundation of supporting processes and structures. Thank you for your support.

Sincerely,

Guosheng Qi, Chief Executive Officer

About Gridsum

Gridsum Holding Inc. (Nasdaq: GSUM) is a leading provider of cloud-based big-data analytics and AI solutions for multinational and domestic enterprises and government agencies in China. Gridsum’s core technology, the Gridsum Big Data Platform, is built on a distributed computing framework and performs real-time multi-dimensional correlation analysis of both structured and unstructured data. This enables Gridsum’s customers to identify complex relationships within their data and gain new insights that help them make better business decisions. The Company is named “Gridsum” to symbolize the combination of distributed computing (Grid) and analytics (sum). As a digital intelligence pioneer, the Company’s mission is to help enterprises and government organizations in China use data in new and powerful ways to make better informed decisions and be more productive.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Forward-looking statements involve inherent risks and uncertainties. Among other things, our express or implied statements about our future growth, areas of business focus and regulatory filing schedule are forward-looking statements. Many factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to uncertainty about whether our ordinary shares will remain listed; unexpected difficulties in pursuit of our goals and strategies; reduced demand for our solutions; difficulties keeping and strengthening relationships with customers; potentially costly research and development activities; competition in the digital intelligence market; PRC governmental policies relating to media, software, big data, the internet, internet content providers and online advertising; and general economic and business conditions. Further information regarding these and other risks is included in Gridsum’s reports filed with, or furnished to, the Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Gridsum undertakes no duty to update such information except as required under applicable law.

For more information please visit http://www.gridsum.com/.

Investor Relations

Gridsum

ir@gridsum.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

Email: carnell@christensenir.com

In U.S.

Mr. Tip Fleming

Phone: +1 917 412 3333

Email: tfleming@christensenir.com